UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 333-65581 and 333-65581-01

Cincinnati Bell Inc. Cincinnati Bell Telephone LLC
(Exact name of registrant as specified in its charter)

221 East Fourth Street Cincinnati, Ohio 45202 (513) 397-9900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Guaranteed 6.30% Debentures due 2028 (and the Guarantee with respect thereto)*
(Title of each class of securities covered by this Form)

Common Shares (par value $0.01 per share) 6 3/4% Convertible Preferred Shares
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of Guaranteed 6.30% Debentures due 2028 as of the certification or notice date: 49
Pursuant to the requirements of the Securities Exchange Act of 1934, each of Cincinnati Bell Inc. and Cincinnati Bell Telephone LLC has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

CINCINNATI BELL INC.
CINCINNATI BELL TELEPHONE LLC

Date: April 20, 2017	By:	/s/ Christopher J. Wilson
	Name:	Christopher J. Wilson
	Title:	Vice President and General Counsel

* Cincinnati Bell Telephone LLC, a subsidiary of Cincinnati Bell Inc. formed under the laws of the State of Ohio (I.R.S. Employer Identification No. 31-0241390) and the successor to Cincinnati Bell Telephone Company, is the issuer of the Guaranteed 6.30% Debentures due 2028. Cincinnati Bell Inc. is the guarantor of the Guaranteed 6.30% Debentures due 2028.